
13000577

COVANCE®

14 MILLION
1,508
28
415
82%
1,165
300
384,317
11,000
$2.2B
60
3,050,660
$45M
485
176
175,000
600
15,000
18,000
10
11,800

2012 Annual Report

BY THE NUMBERS



$2.2 BILLION REVENUE

1,508 ADVANCED SCIENTIFIC DEGREES

EMPLOYEES 11,800

COUNTRIES 60

82% OF APPROVED DRUGS

At Covance, numbers speak louder than words. On behalf of our clients, we generate more safety and efficacy data for the evaluation of new prescription drugs than any other entity. In the highly regulated business of developing new medicines, we recognize the importance of every data point, in every study, and of getting things right every day. We are proud and honored to have worked on 82 percent of the drugs approved by the U.S. Food & Drug Administration in 2012.

In this year's Annual Report, Covance takes a by-the-numbers look at a few of the proof points that illustrate how far we have come in our 16 years as a public company, becoming one of the world's largest, most respected, and most comprehensive drug development companies.

We are Covance: 11,800 employees in 60 countries. More than a quarter of our employees have advanced degrees, and 1,508 have advanced scientific degrees. In 2012, we reached $2.2 billion in revenue. Of the 39 drugs approved by the U.S. Food & Drug Administration, Covance worked on 32 (82%).



Board of Directors (Top Photo, shown L to R):

Robert Barchi, M.D., Ph.D., President of Rutgers University

Bradley T. Sheares, Ph.D., former Chief Executive Officer of Reliant Pharmaceuticals, Inc., and Chair, Compensation and Organization Committee

Joseph Herring, Chairman of the Board and Chief Executive Officer, Covance Inc.

Sandra L. Helton, former Executive Vice President and Chief Financial Officer, Telephone & Data Systems, Inc., and Chair, Audit and Finance Committee

Gary E. Costley, Ph.D., co-founder and managing director of C&G Capital and Management, LLC, and Lead Director

Joseph C. Scodari, retired Worldwide Chairman, Johnson & Johnson Pharmaceuticals Group, and Chair, Corporate Governance Committee

John McCartney, Chairman of Huron Consulting Group

Executive Committee (Bottom Photo, shown L to R):

Rick Cimino, William Klitgaard, Deborah Keller Tanner, Honggang Bi, Alison Cornell, Joseph Herring, James Lovett, John Watson, Lisa Uthgenannt, Nigel Brown

I joined Covance in 1996 with a vision that our company would play a significant role in transforming the drug development industry. A relentless focus on the execution of that compelling vision has driven growth, innovation, change, and success for our stakeholders. This exciting evolution of our company and our industry inspires me, along with my colleagues around the world, to start every day with the same energy and passion that we brought with us on Day One. At Covance, every challenge is different, and every day brings exciting new opportunities as well as the promise of a longer, healthier life for millions of patients around the world.

Over the past decade, Covance has undergone significant transformation, being viewed today not as a transactional arm for the pharmaceutical industry but as a strategic partner in helping our clients bring new drugs to market. Yet one thing has remained constant — the commitment of our people. As a service company, Covance is only as good as our last data point. Behind every data point is a Covance employee, in any one of 60 countries, who takes pride in getting it right, on schedule, every time. Our employee retention rate, which remains well above the industry average, reflects this dedication to both the vision of our company and the success of our clients.

While every year has had its share of challenges, the past few have been particularly tough for parts of our industry. Our key pharmaceutical clients struggled with patent, pipeline, and regulatory issues, while the world faced economic uncertainty. We persevered, continually testing our strategies, our structure, and our resolve. Looking back, 2012 was a pivotal year for our company. We took decisive actions that strengthened the company and positioned us to drive earnings growth.


$45 MILLION ANNUALIZED PROFIT IMPROVEMENT
300 PROJECTS
10 YEARS OF SIX SIGMA PROGRAMS
PROCESS EXCELLENCE
415 CERTIFIED EMPLOYEE EFFICIENCY EXPERTS

We reduced our preclinical capacity to match market demand, closing our facility in Chandler, Arizona, and reducing our Münster, Germany, site by one-third. We closed underperforming early-clinical sites in Basel, Switzerland, and Honolulu, Hawaii. We also substantially reduced our overhead and corporate cost structure to reflect market conditions. In total, we expect to realize about $45 million of annualized profit improvement from these actions.

In addition, we intensified our focus on our commercial efforts, adding more salespeople, sharpening our process and sales targeting, and increasing the involvement of our scientific, medical, and business leaders in our client development. These investments are paying off, as our commercial team delivered record adjusted net orders of $2.9 billion, which represents an adjusted book-to-bill of 1.32 to 1 for the year.

With more than 10 years as a Six Sigma company, Covance has developed a Process Excellence mindset. Today, more than 400 employees are certified with Green Belt, Black Belt, or Master Black Belt status. This year, we directed 300 Process Excellence projects. We also identified annualized profit improvements of $45 million.

EARLY-STAGE DEVELOPMENT

18,000 GIGABASE OF GENOMIC BASE PAIRS SEQUENCED

1,165 VOLUNTEERS

28 NDA/IND/CTA SUBMISSIONS

485 CLINICAL STUDIES

In Early Development, Covance's clinical pharmacology team performed 485 Phase I studies with 1,165 volunteers. We also contributed to 28 NDA/IND/CTA submission packages. Our Biomarker Center of Excellence is one of the largest in the world and supported 615 studies for 61 clients. Our genomics laboratory sequenced 18,000 gigabase of genomic base pairs in 2012.

Our central laboratories automated kit-building line produced more than 3 million kits and shipped up to 15,000 a day. Our Phase II-IV clinical business monitored 384,317 patients in hundreds of Phase II-IV clinical trials testing 176 compounds.

Finally, we substantially advanced our strategic information technology investments. We rolled out the first phase of our Clinical Trial Management System and Electronic Trial Master File tool sets. These upgrades to our clinical systems will automate many manual labor-intensive processes with a set of highly efficient, integrated electronic tools. These improvements will provide our operational teams with better data analysis and reporting tools, and faster access to information that will ultimately help our clients through advanced visibility into critical operational data.

In addition, our data center consolidation, new central laboratories management system, and new workplace tools for improving productivity and connectivity for employees are all well under way, and we expect these investments to pay back in speed, maintenance savings, and increased productivity beginning in 2013 and more substantially in 2014. These strategic advances will help Covance continue to build our informatics capabilities. We have one of the largest repositories of valuable drug development information in the world. Already a key differentiator for Covance, we expect our propriety knowledgebase to generate significant incremental business opportunites in the future.

Over the years, Covance has re-balanced our service offerings to reflect the R&D spending of our clients, which is more heavily weighted to late-stage development. In 2012, Covance's Late-Stage Development segment represented more than 60 percent of revenue and 75 percent of segment operating income. Within the Late-Stage Development segment, both our clinical development and our central laboratory services exceeded our revenue, operating margin, and orders expectations in 2012, and continued to take market share. We believe the market for early development services has stabilized; these services remain important to providing our clients with the full spectrum of drug development services.

175,000 INVESTIGATORS

600 INDICATIONS

11,000 PROTOCOLS

14 MILLION PATIENT VISITS

XCELLERATE®

Covance's proprietary knowledgebase Xcellerate® significantly reduces the time it takes to get a clinical study up and running. Xcellerate gives our experts access to a treasure trove of information on clinical trials from which they can mine data from more than 175,000 investigators, 14 million patient visits, 600 indications, and 11,000 protocols.

KITS 3,050,660 PRODUCED

384,317 PATIENTS

15,000 MAXIMUM KITS SHIPPED IN A DAY

LATE-STAGE DEVELOPMENT 176 COMPOUNDS

COMMITTED TO PEOPLE, PROCESS, AND CLIENTS

As always, Covance's primary focus is our foundational strategy of Operational & Service Excellence: *People, Process, and Clients*. In support of our *People* strategy, this year we joined an elite group of companies earning Gold Standard accreditation as a member of the CEO Roundtable on Cancer, a group of public companies committed to promoting healthy living among employees. This year, we expanded our employee volunteerism through the Covance Charitable Foundation by helping to provide healthcare to more than a thousand underinsured in Dallas, Texas. We also announced that we are continuing our long-standing relationship with CARE to support their program for maternal health in Nepal.

Covance and Covance people are also committed to making the drug development process more efficient. This year, our teams worked on more than 300 Process Excellence projects, capturing millions of dollars in savings and improving cost, quality, and value for our clients.

As the drug development company of choice, we believe we help our clients develop a molecule from late discovery through proof-of-concept faster and more cost-effectively than any of our competitors. Working with our vast informatics capabilities and a process excellence mindset, Covance outperforms the competition, ranking "most preferred" in several independent surveys of clients and investigators.

Our partnerships with Sanofi and Eli Lilly also continue to evolve and expand, and we have enhanced our relationships with companies like Takeda and Bayer Healthcare. The trend for outsourcing research and development clearly continues as our clients look to reduce their fixed-cost structures and opt for greater flexibility. Now on the back side of the largest patent cliff in history, the biopharmaceutical industry is better positioned to launch new products out of their pipelines. We've seen evidence of promising new drugs for a broad range of therapeutic areas, including cardiovascular, neuroscience, metabolic disorders, inflammation, and oncology.

Covance employees around the globe stand ready to respond to our clients' needs and projects. We have taken the right actions and are making investments to sustain our long-term growth and profitability. I am confident that Covance will deliver results that will raise the bar, achieving our vision of being recognized by clients as the undisputed leader in drug development services.



Joe Herring,
Chairman and Chief Executive Officer



Financial Highlights

INCOME STATEMENT DATA	2012[1]	2011[2]	CHANGE
(dollars in millions, except earnings per share amounts)			
Net Revenues			
Early Development	$ 869.5	$ 930.6	(6.6%)
Late-Stage Development	$ 1,311.1	$ 1,165.4	12.5%
Total Net Revenues	$ 2,180.6	$ 2,095.9	4.0%
Income from Operations	$ 115.9	$ 180.6	(35.8%)
Operating Margin %	5.3%	8.6%	(331 bp)
Net Income	$ 94.7	$ 132.2	(28.3%)
Diluted Earnings per Share	$ 1.68	$ 2.16	(22.2%)
Special Items, Net of Tax*	$ (57.2)	$ (32.8)	
PRO FORMA RESULTS, EXCLUDING SPECIAL ITEMS*			
Net Revenues			
Early Development	$ 860.8	$ 930.6	(7.5%)
Late-Stage Development	$ 1,311.1	$ 1,165.4	12.5%
Total Net Revenues	$ 2,171.9	$ 2,095.9	3.6%
Income from Operations	$ 198.2	$ 215.3	(7.9%)
Operating Margin %	9.1%	10.3%	(114 bp)
Net Income	$ 151.9	$ 165.0	(7.9%)
Diluted Earnings per Share	$ 2.70	$ 2.70	(0.1%)

(1) 2012 results have been presented on both a GAAP and a pro forma basis. Pro forma results exclude (i) restructuring costs, an inventory write-down and costs associated with the settlement and termination of an inventory supply agreement and a goodwill impairment charge totaling $73.1 million ($55.7 million, net of tax), (ii) an impairment of an equity investment of $7.4 million (gross and net of tax), (iii) losses at sites closed during the year totaling $9.3 million ($6.5 million, net of tax), (iv) a gain on the sale of an investment of $1.5 million ($0.9 million, net of tax) and (v) favorable income tax items totaling $11.5 million.

(2) 2011 results have been presented on both a GAAP and a pro forma basis. Pro forma results exclude (i) restructuring costs and costs associated with the termination of an inventory supply agreement and related inventory write-down of $34.7 million ($23.2 million, net of tax), (ii) an impairment of an equity investment of $12.1 million (gross and net of tax), and (iii) favorable income tax items totaling $2.5 million.

* Special items consist of restructuring costs, inventory write-down and costs associated with the settlement and termination of inventory supply agreements, a goodwill impairment charge, an impairment of an equity investment, losses at sites closed during the year, a gain on sale of an investment, and favorable income tax items, as applicable.

BALANCE SHEET DATA	2012	2011
(dollars in millions)		
Cash	$ 492.8	$ 389.1
Total Assets	$ 2,288.3	$ 2,108.0
Short-Term Debt	$ 320.0	$ 30.0
Shareholders' Equity	$ 1,307.2	$ 1,457.8

COVANCE LOCATIONS WORLDWIDE

Africa
Midrand, South Africa

Asia/Pacific Rim
Beijing, China
Hong Kong, China
Manila, Philippines
Mumbai, India
Osaka, Japan
Seoul, South Korea
Shanghai, China
Singapore
Sydney, Australia
Taipei, Taiwan, Republic of China
Tokyo, Japan

Central/South America
Buenos Aires, Argentina
Lima, Peru
Mexico City, Mexico
Santiago, Chile
São Paulo, Brazil

Europe
Alnwick, United Kingdom
Bratislava, Slovakia
Brussels, Belgium
Bucharest, Romania
Budapest, Hungary
Geneva, Switzerland
Harrogate, United Kingdom
Istanbul, Turkey
Kiev, Ukraine
Leeds, United Kingdom
Madrid, Spain
Maidenhead, United Kingdom
Moscow, Russia
Munich, Germany
Münster, Germany
Paris, France
Porcheville, France
Prague, Czech Republic
Rome, Italy
Rotterdam, The Netherlands
St. Petersburg, Russia
Sofia, Bulgaria
Warsaw, Poland

Middle East
Tel Aviv, Israel

North America
Alice, Texas
Battle Creek, Michigan
Chantilly, Virginia
Cumberland, Virginia
Dallas, Texas
Daytona Beach, Florida
Dedham, Massachusetts
Denver, Pennsylvania
Evansville, Indiana
Gaithersburg, Maryland
Greenfield, Indiana
Indianapolis, Indiana
Madison, Wisconsin
Nashville, Tennessee
Princeton, New Jersey
San Diego, California
Seattle, Washington
Spring Mill, Pennsylvania

FORM 10-K

A copy of the Form 10-K filed by the Company with the Securities and Exchange Commission (SEC) for 2012 may be obtained without charge upon written request to Covance Inc., 210 Carnegie Center, Princeton, New Jersey 08540-6233. Copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and other investor materials are all available on our web site {www.covance.com}.

CORPORATE OFFICE

Covance Inc.
210 Carnegie Center
Princeton, NJ 08540-6233

TEL 609.452.4440
FAX 609.452.9375
www.covance.com

INVESTOR RELATIONS

Covance Inc.
Attn: Investor Relations
210 Carnegie Center
Princeton, NJ 08540-6233

TEL 609.452.4440
FAX 609.951.0856
EMAIL
investors@covance.com

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021

TEL 312.360.5270
www.computershare.com

STOCK LISTING

New York Stock Exchange (NYSE)
Symbol: CVD

INDEPENDENT AUDITORS

Ernst & Young LLP
Metropark, NJ

Covance, with headquarters in Princeton, New Jersey, is one of the world's largest and most comprehensive drug development services companies, with annual revenues of approximately $2.2 billion, operations in more than 30 countries, and 11,800 employees worldwide. Information on Covance's products and services, recent press releases, and SEC filings can be obtained through its website at **www.covance.com**.

COVANCE®

Covance Inc. 210 Carnegie Center Princeton, NJ 08540-6233

TEL 609 452 4440 FAX 609 452 9375 WWW.COVANCE.COM